November 8, 2007
VIA EDGAR & E-MAIL
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	American HomePatient, Inc. (the “Registrant”)
Form 10-Q for the Period Ended June 30, 2007
Filed August 3, 2007
File No. 000-19532
Dear Mr. Rosenberg:
     This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) originally set out in your September 19, 2007 letter and further discussed by the Staff and representatives for the Registrant. In our recent telephone conversation, the Staff asked the Registrant to describe its proposed accounting treatment of the cash and non-cash portions of the change of control liability discussed in your September 19, 2007 letter. The following paragraphs discuss the proposed treatment at interim dates (each quarter end) and if settlement does not occur for the cash and non-cash portions of the change of control liability. For this discussion, the cash portion of the liability is comprised of the lump sump payment of cash and bonus, taxes reimbursable to the Registrant’s Chief Executive Officer (“CEO”), insurance and office administrative expenses. The non-cash portion is comprised of the option buyout.
     Accounting Treatment for Cash Portion
     No adjustment will be made for any item comprising the cash portion at each quarter end, as the ultimate settlement amount for these items is fixed and will not change from the initial calculation. If the CEO chooses to forgo his settlement, the liability will be reversed in its entirety, with the offset decreasing the change of control expense.
     Accounting Treatment for Non-Cash Portion, Technical Guidance (FAS 123R, specifically paragraphs 36, 37, and 50)
     Per FAS 123R, paragraph 37, “A public entity shall measure a liability under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date

Jim B. Rosenberg

November 8, 2007
until the date of settlement”. As such, the Company will calculate the fair value of the CEO’s options at the end of each reporting period using the Black-Scholes option-pricing model based on information as of the end of each reporting period. The Company will adjust the liability accordingly, with the offset being recorded as an increase or reduction of the change of control expense. In addition, the Company will ensure the stock compensation expense recognized is not less than what would have been recognized if the transaction had not occurred, as discussed more fully below.
     Per FAS 123R, paragraph B194, “the minimum amount of compensation cost to be recognized is the fair value of the instrument at the date it was granted” for modification of an instrument that changes the classification of an award from equity to liability, as was the case in our fact pattern. If the CEO chooses to forgo his settlement, the non-cash portion of the liability will be reversed, with the offset decreasing the change of control expense, as long as the stock compensation expense recognized is at least as much as would have been recognized by the Company if the transaction had not occurred. If this occurs, the liability will be reversed with a portion of the offset credited to Additional Paid-In Capital to ensure stock compensation expense is not reduced below its grant-date fair value floor.
     The Registrant acknowledges that:
(i)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     American HomePatient, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 221-8548 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Chief Financial Officer